FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 21, 2003

Filer# 0-16353

Lucky1 Enterprises Inc.

#1460 - 701 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated May 21, 2003

LUCKY 1 ENTERPRISES INC.

P.O. Box 10147

1460 - 701 West Georgia Street

Vancouver, BC, Canada  V7Y 1C6

Tel: (604) 681-1519

Fax: (604) 681-9428

NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

May 21, 2003

Further to the Company's News Release dated March 11, 2003, the Company is pleased to announce that its Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, has received final approval from the TSX Venture Exchange.  The Company has acquired for investment purposes 2,500,000 common shares of Las Vegas at a price of Canadian $0.10 per common share with a hold period expiring September 13, 2003.  The Company may in the future either increase or decrease its investment in Las Vegas.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519.   Website address: www.lucky1.net

On behalf of the Board of

Lucky 1 Enterprises Inc.

"Bedo H. Kalpakian"

____________________________

Bedo H. Kalpakian, President

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: "Bedo H. Kalpakian"

(Signature)

President & Director

Date: May 21, 2003